NORTHERN LIGHTS FUND TRUST II
OPERATING EXPENSES LIMITATION AGREEMENT

NORTH STAR OPPORTUNITY FUND

NORTH STAR DIVIDEND FUND

NORTH STAR MICRO CAP FUND

NORTH STAR BOND FUND

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 11th day of August, 2011, as amended April 25, 2014, by and between NORTHERN LIGHTS FUND TRUST II, a Delaware statutory trust (the “Trust”), on behalf of the NORTH STAR OPPORTUNITY FUND, NORTH STAR DIVIDEND FUND, NORTH STAR MICRO CAP FUND AND NORTH STAR BOND FUND  (the “Funds”) each a series of the Trust and the Advisor of such Fund, North Star Investment Management Corporation (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 11th day of August, 2011, as amended April 25, 2014 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-l fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in future years on a rolling three year basis, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect until at least December 31, 2015 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Funds listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Signatures on following page

NORTHERN LIGHTS FUND TRUST II	NORTH STAR INVESTMENT MANAGEMENT CORPORATION
on behalf of the North Star Opportunity Fund North Star Dividend Fund, North Star Micro Cap Fund and North Star Bond Fund
By: /s/ Kevin Wolf	By: /s/ Peter Gottlieb
Name: Kevin Wolf	Name: Peter Gottlieb
Title: President	Title: President

Appendix A

Fund	Operating Expense Limit	Termination Date

North Star Opportunity Fund Class A Class I North Star Dividend Fund Class A Class R Class I North Star Value Fund Class A Class R Class I North Star Bond Fund Class A Class R Class I	1.99% 1.74% 1.99% 2.24% 1.74% 1.99% 2.24% 1.74% 2.04% 2.29% 1.79%	March 31, 2015 March 31, 2015 March 31, 2015 March 31, 2015 March 31, 2015 March 31, 2015 March 31, 2015 March 31, 2015 December 31, 2015 December 31, 2015 December 31, 2015

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